Global Ship Lease, Inc.

c/o Portland House

Stag Place

London SW1E 5RS

United Kingdom

August 26, 2009
VIA EDGAR

Re: Global Ship Lease, Inc. Form 20-F for the Fiscal Year Ended December 31, 2008 File No. 1-34153

Cecilia Blye Securities and Exchange Commission Chief Office of Global Security Risk 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Blye:

We hereby transmit via EDGAR for filing with the Securities and Exchange Commission the following responses to the Staff’s comments to our Form 20-F for the fiscal year ended December 31, 2008 (File No. 1-34153) contained in your comment letter, dated August 17, 2009, regarding the Form 20-F. To assist your review, we have reproduced the text of the Staff’s comments in italics below.

Risk Factors, page 5

Global Ship Lease’s vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could negatively affect the trading price of its common shares, page 19

1.	Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services you have provided to those countries, including the nature of any cargoes you have shipped to or from those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

To our best knowledge, none of our vessels have called at ports in Iran, Syria, Sudan or Cuba during our ownership. Further, as described herein, there are contractual prohibitions on the vessels calling at ports in these countries, and we are not aware of any violations of any of those prohibitions. Global Ship Lease, Inc. owns, via its subsidiary companies, seventeen containerships which are all chartered to CMA CGM, as operator, under container shipping industry standard timecharter

Securities and Exchange Commission	-2-	August 26, 2009

agreements. Global Ship Lease, Inc., as owner, is responsible for the maintenance of the vessels and for providing the crew for such vessels. The charterer directs the day-to-day deployment of each chartered vessel, including setting the trading routes and ports to be called. However, the timecharter agreements set “trading limits” in recognition of the fact that there are areas of the world that are physically (due to, for example, ice-related safety risks) or as a result of geo-political or security concerns, unsuitable or unacceptable. The charterer is responsible for booking and managing all cargo.

Our timecharter agreements contain “trading limits” preventing the charterer from calling at ports in specified countries including Cuba and require compliance generally with United Nations, European Union, or United States-imposed restrictions in respect of any other countries or zones that are not particularly specified. The permitted trading areas specifically “exclud[e]…Cuba, Somalia, Yemen, Eritrea, Iraq, North Korea….[and] any/all zones under United Nations and/or European Union and/or United States ban, [and] war zones[.]” The provisions of all of our timecharters are identical in this respect. We have also confirmed with our charterers that Iran, Syria and Sudan are countries/zones that are considered prohibited. Effectively, under the terms of the timecharter agreement for each vessel in our fleet, calls to ports in Cuba, Iran, Syria and Sudan are prohibited.

We note your comment regarding CMA CGM’s website disclosure that it maintains an office in Sudan and that it provides shipping services to Cuba. Other than solely as a provider of containerships under timecharters, Global Ship Lease is not, and has never been, involved in CMA CGM’s commercial operations, including without limitation the establishment or maintenance of any offices in, or the provision of shipping services to, Sudan, Cuba or any other territory subject to United Nations, European Union or United States sanctions or trade embargoes.

2.	In addition, we note that your disclosure states that you may call on ports in countries subject to sanctions and embargoes and those identified as state sponsors of terrorism such as Iran and Syria. Please tell us whether you have any contacts with Sudan and Cuba, countries also identified by the U.S. State Department as state sponsors of terrorism, and, if so, provide the same information regarding those contacts as we requested regarding your contacts with Iran and Syria in comment 2 above. In this respect, we note from CMA CGM’s website that it maintains an office in Sudan and provides shipping services to Cuba. We note that you were previously a wholly owned subsidiary of CGM CMA and that they currently own 45% of your stock and also charter all of your fleet, among other relationships between the companies.

Please see our response to (1) above.

3.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba as described in response to the foregoing comments. You should address materiality both in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Due to the reasons stated in our response to (1) above, we do not believe that this risk factor is necessary, and we intend to delete it in the next filing of our Form 20-F.

Securities and Exchange Commission	-3-	August 26, 2009

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The company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Edward J. Chung at (212) 455-3023 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ian J. Webber

Ian J. Webber

Chief Executive Officer

cc: Securities and Exchange Commission

          Max Webb

          Assistant Director

          Division of Corporation Finance